UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NovAccess Global Inc.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-29621

Colorado	84-1384159
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8834 Mayfield Road, Suite C, Chesterland, Ohio 44026
(Address of principal executive offices)

(440) 644-1027
(Registrant’s telephone number, including area code)

Approximate Date of Mailing : November 22, 2021

NovAccess Global Inc.

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

And Rule 14f-1 Thereunder

Notice of Change in the Majority of the Board of Directors

November 22, 2021

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF NOVACCESS GLOBAL INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

We urge you to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “NovAccess,” “Company,” “we,” “us,” and “our” refer to NovAccess Global Inc. and its wholly-owned subsidiary StemVax, LLC.

Introduction

This Information Statement is being mailed on or about <MailingDate> to the holders of record at the close of business on <RecordDate> (the “record date”) of our common stock, no par value (the “common stock”). We are required to provide you with this Information Statement by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Exchange Act Rule 14f-1, in connection with an anticipated change in majority control of NovAccess’ board of directors (the “board”) other than at a meeting of shareholders. Exchange Act Section 14(f) and Rule 14f-1 require that we mail the information included in this Information Statement to our shareholders of record at least ten days before the date the proposed change in a majority of our directors occurs. Accordingly, the change in a majority of our directors pursuant to the transaction described below will not occur until at least ten days after we mail this Information Statement.

Daniel G. Martin, our sold board member and chairman, is the sole owner of TN3, LLC, a Wyoming limited liability company (“TN3”). TN3 owns 25,000 shares of our Series B Convertible Preferred Stock, $0.01 par value per share (the “preferred stock”). There are no other NovAccess preferred shares outstanding. Each share of preferred stock is convertible at the option of the holder into 10,000 shares of our common stock and entitles the holder to cast 40,000 votes on any action presented to our shareholders.

On October 26, 2021, TN3 entered into a preferred stock purchase agreement (the “purchase agreement”) with GPC Holdings, Inc. (“GPC”), a Wyoming corporation owed indirectly by Shaheed Bailey. Mr. Bailey is the managing partner of Greenpoint Capital Partners, a private equity firm that helps middle market companies raise capital and locate and evaluate strategic acquisitions. Pursuant to the purchase agreement, TN3 agreed to sell the preferred stock to GPC. The purchase price for the preferred stock is payable over time. To secure the purchase price payments, GPC will pledge the preferred stock to TN3. As a result, if GPC fails to make the required payments to TN3 or otherwise breaches its obligations to TN3, then TN3 will have the right to foreclose on the pledge and recover ownership of the preferred shares that have not been paid for.

Upon completion of the TN3’s sale of the preferred stock to GPC, Mr. Martin will resign from the NovAccess board and be replaced by Mr. Bailey. In this Information Statement, we refer to the sale of TN3’s preferred stock to GPC, Mr. Martin’s replacement on the board by Mr. Bailey and related actions required by the purchase agreement as the “transaction.” We expect that the transaction will close during the week of December 6, 2021, after the ten-day waiting period following the mailing of this Information Statement has expired.

After the transaction closes, we plan to continue our focus on commercializing developmental healthcare solutions in the biotechnology, medical, and health and wellness markets. Initially, we will continue developing novel immunotherapies to treat brain tumor patients through our subsidiary StemVax, LLC and will explore additional strategic acquisitions.

We cannot guaranty that the transaction will close as expected or that we will successfully acquire additional biotechnology companies.

In addition to the sale of the NovAccess preferred stock, on October 26, 2021, TN3 entered into a preferred stock purchase agreement with GPC and sold to GPC 1,110,000 shares of Series A Preferred Stock, $0.001 par value per share, of Innovest Global, Inc., a Nevada corporation (“Innovest”). In connection with the Innovest transaction, the directors of Innovest, Including Mr. Martin, resigned and Mr. Bailey was appointed the sole board member of Innovest (the “Innovest transaction”).

THIS INFORMATION STATEMENT IS REQUIRED BY EXCHANGE ACT SECTION 14(F) AND RULE 14F-1 IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.

Change in Majority of the Board of Directors

Pursuant to the purchase agreement, upon completion of the transaction, Mr. Martin, currently our sole director, will resign and Mr. Bailey will be appointed the sole member of our board. For more information about Mr. Bailey’s business experience, please refer to “Directors and Executive Officers — After the Transaction” below.

Mr. Bailey does not currently own any securities of NovAccess. Mr. Bailey has never been a director of NovAccess or held any previous position with NovAccess and Mr. Bailey has not otherwise been involved in any transactions with NovAccess or any of our directors, executive officers, affiliates or associates, other than the purchase agreement and the Innovest transaction. During the past ten years, Mr. Bailey has not been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations), been subject to any order, judgment or decree, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law or been the subject of or a party to any sanction or order, of any self-regulatory organization, or any registered entity or equivalent organization that has disciplinary authority over its members or associated persons.

No action is required by our shareholders in connection with this Information Statement. However, Exchange Act Section 14(f) and Rule 14f-1 require that we mail the information included in this Information Statement to our shareholders of record at least ten days before the date the proposed change in a majority of our directors occurs.

Voting Securities

Our authorized capital stock consists of 2.0 billion shares of common stock, no par value, and 50.0 million shares of preferred stock, par value of $0.01 per share. As of the record date, there were 14,432,919 shares of common stock issued and outstanding. Holders of our common stock are entitled to one vote for each share on all matters voted on by our shareholders. 10,000 of our shares of preferred stock are designated as Series A Preferred Stock and 25,000 are designated as Series B Convertible Preferred Stock. As of the record date, no Series A preferred shares were outstanding and all of the Series B preferred shares were outstanding and held by TN3. No other shares of our preferred stock are designated or issued and outstanding. The holder of our Series B preferred stock is entitled to cast 40,000 votes for each share on all matters voted on by our shareholders. As the holder of the preferred stock, TN3 may cast 1.0 billion votes on all matters voted on by our shareholders.

There is no cumulative voting in the election of directors, and our directors are elected by a plurality of the votes cast. Holders of our stock representing one-third of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders. A vote by the holders of a majority of the voting power of our capital stock issued and outstanding and entitled to vote is required to effectuate certain fundamental corporate changes.

Security Ownership of Certain Beneficial Owners and Management

The following table summarizes information about ownership of our stock by each of our directors and senior executive officers, all of our directors and executive officers as a group, and each other person we know beneficially owns more than 5% of our stock. The information is as of the record date.

Unless otherwise noted, the address of each beneficial owner listed in the table is c/o NovAccess Global Inc., 8834 Mayfield Road, Suite C, Chesterland, Ohio 44026.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of stock that they beneficially own, subject to applicable community property laws. Except as indicated by the footnotes, applicable percentage ownership is based on 14,432,919 shares of common stock outstanding.

Shareholder	Shares Held	Percentage

Daniel G. Martin, Chairman of the Board (1)	250,000,000	94.5%
Dwain K. Morris-Irvin, Chief Executive Officer	1,800,000	12.5%
Neil J. Laird, Chief Financial Officer	10,000	0.1%
All Directors and Executive Officers as a Group (2)	251,810,000	95.2%

Innovest Global, Inc. 8834 Mayfield Road Chesterland, Ohio 44026	7,500,000	34.2%
Tom Djokovich, Former Chief Executive Officer (3) 65 Enterprise Aliso Viejo, California 92656	513,000	3.4%

1.	Represents shares of our common stock issuable upon the conversion of 25,000 shares of our preferred stock owned by TN3. Mr. Martin owns TN3 and is considered to be the beneficial owner of the preferred stock owned by TN3. Each share of preferred stock is convertible at the option of the holder into 10,000 shares of our common stock and entitles the holder to cast 40,000 votes on any action presented to our shareholders. The 250.0 million common shares issuable upon conversion of the preferred were added to our outstanding shares to determine Mr. Martin’s percentage. Does not include a warrant to be issued to Mr. Martin if the transaction with GPC closes. For information about the warrant, please refer to “Compensation of Directors and Executive Officers — Executive Compensation” below. Does not include 7.5 million common shares owned by Innovest. Mr. Martin was previously a major shareholder and the chief executive officer of Innovest. Mr. Martin disclaims beneficial ownership of the shares owned by Innovest.

2.	Includes Messrs. Martin, Irvin and Laird. Includes shares of our common stock issuable upon the conversion of preferred stock owned by TN3, a company owned by Mr. Martin.

3.	Includes 500,000 shares of our common stock issuable upon exercise of a warrant held by Mr. Djokovich, which were also included in the shares outstanding to determine Mr. Djokovich’s percentage ownership. Mr. Djokovich shares voting and dispositive power with respect to his shares with his wife.

Directors and Executive Officers

Before the Transaction

The following provides information about each of our current directors and executive officers as of the date of this Information Statement.

Daniel G. Martin, age 48, is a life-long entrepreneur and the founder and president of Martin Ventures, a diversified international investment vehicle. On June 2, 2020, Mr. Martin became the sole director, chairman of the board and interim chief executive and financial officer of NovAccess and he currently serves as the sole director and chairman. He served as the chairman of the board and chief executive officer of Innovest Global, Inc. (OTC Pink: IVST), a publicly-traded diversified industrials company and significant shareholder of NovAccess, from August 2016 to October 26, 2021. Mr. Martin led Innovest through eight acquisitions, transforming Innovest into a diversified industrial company. Mr. Martin credits his business tenacity to growing up in his father’s drugstore which required managing very low margins and critically important services. From December 2014 to January 2016, Mr. Martin was the chief financial officer of global operations of Momentis International, where he was instrumental in stabilizing the company post-acquisition. In November 2015, he established TN3, LLC to pursue diverse investment opportunities, including the acquisition of preferred stock of NovAccess and Innovest. Mr. Martin has a Bachelor of Science in Business Administration from John Carrol University. Mr. Martin previously filed for bankruptcy as a result of his personal guarantee of the obligations of an unrelated company, and the bankruptcy was discharged in May 2015.

Dwain K. Morris-Irvin, PhD, MPH, age 54, is a published researcher and patent author. Dr. Irvin stepped into the CEO role at NovAccess on October 15, 2020, after heading the biotechnology division of Innovest Global, Inc. NovAccess acquired StemVax, LLC from Innovest on September 8, 2020. Dr. Irvin received his PhD from the University of California, Los Angeles School of Medicine, his MPH from UCLA School of Public Health, and trained at The Wallenberg Neuroscience Center at Lund University in Lund, Sweden. He was also a professor, faculty member at Cedars-Sinai Medical Center, Department of Neurosurgery. Dr. Irvin received his PhD in Molecular & Medical Pharmacology and Developmental Neuroscience with an emphasis on neural stem cell fate and differentiation. His research focused on neural development and notch signaling in mammalian neural stem cells. He also worked as an NIH/NINDS post-doctoral fellow in Dr. Anders Bjorklund’s laboratory in Lund, Sweden. There, his focus was on research projects that investigated the potential role of cell replacement therapy for patients with Parkinson’s disease. They developed several protocols for the efficient generation of dopaminergic neurons from forebrain and ventral midbrain stem and progenitor cells. Dr. Irvin also worked as a research scientist, assistant professor, and faculty member at Cedars-Sinai Medical Center, Department of Neurosurgery. He led research investigations in the role of adaptive immunity in Parkinson’s disease. He also developed two patents in the area of immunotherapy for brain tumor patients, specifically glioblastoma multiforme (GBM). His research team focused on molecular mechanisms that impart therapeutic resistance in cancer cells, including cancer stem cells, to develop novel immunotherapies for brain tumor patients.

Neil J. Laird, age 69, is an experienced financial executive who works with emerging companies to provide accounting and finance related services. He joined NovAccess as fractional chief financial officer on September 10, 2021. Since 2017, he has worked with several technology and other companies as a consultant. From June 2011 until November 2016, Mr. Laird served as the chief financial officer of Mobileum Inc., a private company providing roaming and other solutions to the telecommunications industry. Previously he was CFO of SumTotal Systems, Inc., a provider of enterprise learning management systems, and before that, CFO of ADAC Laboratories, a provider of nuclear medicine and PET systems. Both SumTotal Systems and ADAC Laboratories were publicly traded companies. Mr. Laird has an MA from the University of Cambridge and is qualified as a UK chartered accountant.

After the Transaction

Upon completion of the transaction, Shaheed Bailey will be appointed the sole member of our board and will serve as our chairman of the board. Dr. Irvin will continue as our CEO and Mr. Laird will remain as CFO. Mr. Bailey’s business experience is summarized below.

Shaheed Bailey, 34, serves as the managing partner of Greenpoint Capital Partners, a private equity firm that helps middle market companies raise equity/debt capital and locate and evaluate strategic acquisitions, and provides consulting for cost cutting, tax savings and growth strategies. Prior to that, from June 2010 through September 2012, he served as a sales consultant/partner for Sales Consultants of Morris County, a company that provided strategic consulting services. Before joining Sales Consultants of Morris County, he was a private banker with Wells Fargo Bank from July 2008 through April 2010. In October 2018, Mr. Bailey became the interim chief investment officer and director of GEX Management, Inc. (OTC Pink: GXXM), a progressive and growing provider of business services, consulting and staffing solutions to corporations across the nation. On October 26, 2021, he was appointed chairman of the board and interim chief executive officer of Innovest Global, Inc. (OTC Pink: IVST), a publicly-traded diversified industrials company and significant shareholder of NovAccess.

Corporate Governance

Director Independence

The sole member of our board directors, Daniel Martin, previously served as our interim chief executive and financial officer and is a significant shareholder. As a result, he is not considered an independent director. As our new biotechnology-oriented business expands we intend to add members to our board and adopt a formal policy addressing transactions with related parties.

Meetings of the Board of Directors

The board met four times in fiscal 2019 and all of our directors attended every meeting. The holder of our preferred stock is entitled to elect the members of our board. As a result, we have not held an annual meeting of our shareholders and do not have a policy concerning our directors’ attendance at annual meetings.

Board Committees

Because our board of directors has only one member, we do not currently have audit, compensation or other board committees As our new biotechnology-oriented business expands we intend to add members to our board and form appropriate committees.

Director Nominations

We do not have a formal policy for considering director candidates. Nominees are not required to possess specific skills or qualifications; however, nominees are recommended and approved based on various criteria including relevant skills and experience, personal integrity and ability and willingness to devote their time and efforts to NovAccess. Qualified nominees are considered without regard to age, race, color, sex, religion, disability or national origin. We do not use a third party to locate or evaluate potential candidates for director. The board would consider nominees recommended by shareholders according to the same criteria.

Audit Process

Our board relies on the insight and expertise of the management team and consultants in reviewing our audit process and audited financial statements for inclusion in the Company’s annual report on Form 10‑K. Without an audit committee, we have not designated a director as an “audit committee financial expert” as defined by SEC rules, although we believe that based on his experience Mr. Martin qualifies.

Compensation Decisions

Our board relies on the insight and expertise of our management team in determining the compensation of our executive officers. The board has not engaged a compensation consultant in making decisions concerning our officers’ compensation.

Board Leadership Structure

Currently, Daniel Martin, who is not an officer of NovAccess, serves as the chairman of the board, and Dwain Irvin, who is not a director, serves as our CEO, which we believe is the appropriate leadership structure for NovAccess.

Policy Concerning Hedging Transactions

We have adopted an insider trading policy that governs the ability of our directors, officers and employees to trade in stock of NovAccess. Under the policy our board members and executive officers are only permitted to trade in our stock during prescribed “open window” periods and generally only after obtaining pre-clearance for the transaction. Although the policy does not specifically address transactions that hedge or offset a decrease in the market value of our shares (an equity swap or collar, for example), the policy applies broadly to all NovAccess “securities.” We have not been requested to approve any hedging transaction and would deny a request to hedge our stock. We do not believe that any of our directors or executive officers have engaged in any hedging transactions relating to our shares.

Certain Relationships and Related Transactions

We have adopted a code of ethics and business conduct that applies to our directors, advisory board members and officers (including our chief executive and financial officers). Our code of ethics is reasonably designed to deter wrongdoing and to promote: (1) honest and ethical conduct; (2) full and accurate disclosure in reports that we file with the SEC; (3) compliance with applicable governmental laws, rules and regulations; (4) the prompt internal reporting of violations of the code to our chief compliance officer; and (5) accountability for adherence to the code. Under the code of ethics, directors, advisory board member and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest, including transactions with related parties, exclusively from our board of directors. Our code of ethics is available on our website at www.NovAccessGlobal.com.

Because our board has only one member, the board does not currently have a formal policy concerning the review and approval or ratification of transactions with directors, officers and other parties related to NovAccess. As our new biotechnology-oriented business expands we intend to add members to our board and adopt a formal policy addressing transactions with related parties.

On June 2, 2020, TN3, a limited liability company owned by Daniel Martin, purchased all of the outstanding shares of our Series A preferred stock from Tom Djokovich, our former president and chief executive officer. Upon acquiring the preferred shares, Mr. Martin became the sole director and chief executive officer of the Company. At that time our then board members, Mr. Djokovich, Thomas Anderson, Oz Fundingsland and Mike Russak, resigned as directors of NovAccess.

On June 2, 2020, we entered into a transition services agreement with Solar Energy Builders, Inc. (“Solar Energy”), a company controlled by Tom Djokovich. Pursuant to the agreement, we had engaged Solar Energy to service our solar business customers or refer those customers to Solar Energy on an exclusive basis. For referrals, Solar Energy would pay us a referral fee of 1% of the gross amount paid by the referred customer to Solar Energy. The agreement had a term of one year and has expired. No referral fees were paid or accrued under this agreement.

In connection with the transition services agreement, we paid Solar Energy $185,300 to serve as the outside contractor for the assumption of the jobs that were started by the Company and completed by Solar Energy. We recognized the expense in cost of sales for the third quarter, and also deducted the net book value of certain assets (a computer and miscellaneous equipment) in the amount of $2,092, leaving a net amount paid of $183,208.

On June 2, 2020, we entered into a membership interest purchase agreement with Innovest Global, Inc. to acquire StemVax, LLC for 7.5 million shares of unregistered common stock. StemVax is a biotechnology company developing novel therapies for brain tumor patients and holds a related exclusive patent license from Cedars-Sinai Medical Center in Los Angeles, California known as StemVax Glioblast (SVX-GB). On September 8, 2020, we completed the transaction, issuing the shares to Innovest and acquired StemVax, which is now our wholly-owned subsidiary. At the time of the acquisition, Daniel Martin was the chief executive officer, chairman of the board and a significant shareholder of Innovest.

On September 4, 2020, we entered into a management services agreement with TN3. Pursuant to the agreement, TN3 provides us with office space in Chesterland, Ohio and management, administrative, marketing, bookkeeping and IT services for a fee of $30,000 a month. The initial term of the agreement is three years, with subsequent one-year renewals. TN3 holds all of our outstanding preferred stock and is owned by Daniel Martin. Currently we owe TN3 $310,852 under this agreement. In connection with closing the sale of our preferred stock to GPC, TN3 will assign the management services agreement and all amounts due under the agreement to GPC.

On September 4, 2020, we issued 25,0000 shares of newly-authorized Series B Convertible Preferred Stock to TN3 in exchange for the redemption of 5,000 shares of Series A Preferred Stock held by TN3 and acquired from Tom Djokovich. The holder of our Series A preferred stock is entitled to cast a number of votes equal to that number of common shares which is not less than 60% of the vote required to approve any action presented to the shareholders. Each share of Series B preferred entitles the holder to cast 40,000 votes on any action presented to the shareholders. As the sole holder previously of the Series A and currently the Series B preferred stock, TN3 has the ability to cast the votes necessary to approve any matter presented to our shareholders. However, the Series B preferred shares are convertible into common stock and participate in dividends and distributions on an as-converted basis, unlike the Series A preferred shares. TN3 is owned by Daniel Martin.

On September 4, 2020, TN3 issued promissory notes to two private investors each for $25,000 and provided the $50,000 in note proceeds to NovAccess to fund working capital. On November 23, 2020, we issued 64,103 shares of our common stock to each of the two investors in cancellation of the TN3 promissory notes. TN3 is owned by Daniel Martin.

During fiscal 2020, we received advances of: $68,312 from Innovest; $23,802 from our chairman Daniel Martin; and $485 from our chief executive officer Dwain Morris-Irvin. The advances were used to fund operating expenses and remained outstanding in full as of September 30, 2020. At the time of the advances from Innovest, Mr. Martin was the chief executive officer, chairman of the board and a significant shareholder of Innovest. The advances were paid in full during fiscal 2021.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Based solely on review of Forms 3 and 4 filed with the SEC we believe that all Section 16(a) filing requirements were met in fiscal 2020.

Legal Proceedings

There are no proceedings in which our current or incoming directors, officers or affiliates, or any record or beneficial holder of 5% or more of our Common Stock, is an adverse party or has a material interest adverse to our interest.

Compensation of Directors and Executive Officers

Executive Compensation

On June 2, 2020, Daniel Martin became the sole director, chairman of the board and interim chief executive and financial officer of NovAccess after acquiring all the outstanding shares of our preferred stock from Tom Djokovich, who served as our president and chief executive officer prior to Mr. Martin joining the company. Mr. Martin does not receive any compensation for serving as an officer or director.

If the transaction with GPC closes, to compensate Mr. Martin for serving as an officer and director of NovAccess without compensation in 2020 and 2021 we will grant him a warrant to purchase up to 721,646 shares of our common stock (currently 5.0% of our outstanding common stock). The warrant will be exercisable for a period of five years from the grant date at an exercise price equal to the average of the closing price of NovAccess’ stock for the ten trading days preceding the grant date. For a period of three years after the warrant grant date, if NovAccess issues additional shares of common stock or other securities convertible into common stock, then the number of warrant shares will be increased to equal 5.0% of our outstanding common stock on a fully-diluted basis.

We did not have any executive officers other than Mr. Martin and Mr. Djokovich during fiscal 2020 or 2019. The following table summarizes information with respect to compensation earned by Mr. Djokovich for the fiscal years ended September 30, 2020 and 2019.

Name	Year	Salary	Options (1)	Other (2)	Total

Tom Djokovich	2020	$124,469	$2,500	$18,652	$145,622
	2019	$169,000	—	$18,024	$187,024

1.	On June 2, 2020, NovAccess issued to each of its former directors, including Mr. Djokovich, a warrant to purchase up to 500,000 shares of the Company’s common stock for $0.01 per share (adjusted for the Company’s 1-for-1,000 reverse stock split effective August 25, 2020). The warrants were issued to compensate our former directors for serving on our board of directors without compensation in fiscal 2019. It is difficult to assess the value of the warrants given the highly limited trading in our common stock, the fact that the warrant shares have not been and are not expected to be registered for resale and will be restricted, and the speculative nature of the company’s future business plans. However, we estimated the value of the services provided by each of our directors during 2019 to be $2,500 and believe that the value of each of the warrants approximates that amount. Note, however, that for the purpose of determining the fair market value of the warrants for our fiscal 2020 financial statements, we used the Black Scholes valuation model and recognized stock-based compensation expense of $399,260 related to the granting of the warrants.

2.	In addition to salary, we provided Mr. Djokovich with co-payments in the listed amounts for health insurance premiums.

We did not have an employment agreement with Mr. Martin and he did not receive any compensation for serving as an officer of the Company. Mr. Djokovich previously served as our president, chief executive officer and acting principal accounting officer, and the qualifying person for the Company’s California state contractor’s license. We did not have an employment agreement with Mr. Djokovich and he served at the discretion of the board of directors. We relied on our former board of directors to evaluate Mr. Djokovich’s compensation.

Outstanding Equity Awards at Fiscal Year-End

On June 2, 2020, NovAccess issued to each of its former directors, including Tom Djokovich, a warrant to purchase up to 500,000 shares of our common stock for $0.01 per share (adjusted for the Company’s 1-for-1,000 reverse stock split effective August 25, 2020). The warrants are immediately exercisable for a period of ten years from the issuance date and expire on June 2, 2030. Mr. Djokovich has not exercised any of the warrants. The warrants were issued to compensate our former directors for serving on the Company’s board of directors without compensation in fiscal 2019.

Director Compensation

On June 2, 2020, NovAccess issued to each of its former directors (Tom Djokovich, Thomas Anderson, Oz Fundingsland and Mike Russak) a warrant to purchase up to 500,000 shares of the Company’s common stock for $0.01 per share (adjusted for the Company’s 1-for-1,000 reverse stock split effective August 25, 2020). The warrants are exercisable for a period of ten years from the issuance date. The warrants were issued to compensate our former directors for serving on our board of directors without compensation in fiscal 2019. It is difficult to assess the value of the warrants given the highly limited trading in our common stock, the fact that the warrant shares have not been and are not expected to be registered for resale and will be restricted, and the speculative nature of the Company’s future business plans. However, we estimated the value of the services provided by each of our directors during 2019 to be $2,500 and believe that the value of each of the warrants approximates that amount. Note, however, that for the purpose of determining the fair market value of the warrants for our fiscal 2020 financial statements, we used the Black Scholes valuation model and recognized stock-based compensation expense of $399,260 related to the granting of the warrants.

Our directors did not receive any other compensation for serving on the board during fiscal 2020 or 2019. All directors were reimbursed for any expenses actually incurred in connection with attending board meetings.

Shareholders Communications with the Board of Directors

Our website includes an “Investors” page on which we offer a toll-free phone number which is staffed 24/7 as well as an investor email link. Telephone and email messages from shareholders are received by our CEO, Dr. Irvin, for review. Our policy is that all incoming communications related to the duties and responsibilities of the board will be forwarded to the board. Communications that are determined to be primarily commercial in nature, product/service complaints or inquires, and comments or materials that are offensive or otherwise inappropriate, will not be forwarded to the board, but will be addressed by an executive officer.

Any proposal submitted by a shareholder for submission to our shareholders, pursuant to Rule 14a-8 or otherwise, and director nominations, are not viewed as shareholder communications subject to this policy.

Signature

Pursuant to the requirements of the Securities Exchange Act, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

NovAccess Global Inc.

/s/ Dwain K. Morris-Irvin

By Dwain K. Morris-Irvin

Chief Executive Officer